ATCO
GROUP

Corporate Office

06013495

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

May 04, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 15 2006
WASH., D.C.
152

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed May 02, 2006 for symbol ACO.NV.X
- Corporation's Form 1, filed May 02, 2006 for symbol ACO.Y
- Corporation's Form 1, filed May 02, 2006 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	04/01/2006 - 04/30/2006

Summary

Issued & Outstanding Opening Balance :	53,042,346	As at :	04/01/2006

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	14,600
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	53,056,946

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,658,500** As at : 04/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/30/2006	N		14,600		
Totals		0	14,600	0	0

Stock Options Outstanding Closing Balance: **1,643,900** As at : 04/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	05/02/2006 16:10:50
Last Updated:	05/02/2006 16:05:39

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	04/01/2006 - 04/30/2006

Summary

Issued & Outstanding Opening Balance :	6,960,018	As at :	04/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,960,018		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	05/02/2006 16:14:59
Last Updated:	05/02/2006 16:14:52

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	04/01/2006 - 04/30/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	04/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	05/02/2006 16:12:27
Last Updated:	05/02/2006 16:12:13

RECEIVED
2006 MAY 17 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52 - 109F2 - Certification of Interim Filings

I, Nancy C. Southern, President & Chief Executive Officer of ATCO Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 26, 2006

[Original signed by N.C. Southern]

President & Chief Executive Officer

FILE NO. 82-34745

Form 52 - 109F2 - Certification of Interim Filings

I, Karen M. Watson, Senior Vice President & Chief Financial Officer of ATCO Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 26, 2006

[Original signed by K.M. Watson]

Senior Vice President & Chief Financial Officer

FILE NO. 82-34745

ATCO GROUP

ATCO LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2006	2005
		(Unaudited)	
Revenues		**$ 732.7**	$ 814.6
Costs and expenses			
Natural gas supply		**4.0**	129.2
Purchased power		**13.0**	12.5
Operation and maintenance		**296.7**	287.9
Selling and administrative		**52.3**	49.1
Depreciation and amortization		**94.1**	87.6
Interest		**41.8**	41.8
Interest on non-recourse long term debt		**14.8**	15.8
Dividends on preferred shares		**2.2**	2.2
Franchise fees		**61.9**	52.6
		580.8	678.7
		151.9	135.9
Gain on sale of property	2	**14.3**	-
Interest and other income		**10.3**	8.6
Earnings before income taxes and non-controlling interests		**176.5**	144.5
Income taxes		**62.5**	54.3
		114.0	90.2
Non-controlling interests		**51.0**	47.6
Earnings attributable to Class I and Class II shares	2	**63.0**	42.6
Retained earnings at beginning of period		**1,196.6**	1,101.0
		1,259.6	1,143.6
Dividends on Class I and Class II shares		**12.3**	11.4
Purchase of Class I shares		**0.9**	-
Retained earnings at end of period		**$1,246.4**	$1,132.2
Earnings per Class I and Class II share	6	**$ 1.05**	$ 0.71
Diluted earnings per Class I and Class II share	6	**$ 1.04**	$ 0.70
Dividends paid per Class I and Class II share	6	**$ 0.205**	$ 0.19

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31 2006	March 31 2005	December 31 2005
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	4	**$1,036.3**	$ 991.7	$ 894.4
Accounts receivable		**360.5**	460.8	432.7
Inventories		**109.3**	73.2	109.8
Future income taxes		**-**	0.3	-
Regulatory assets		**19.7**	3.2	19.1
Prepaid expenses		**24.1**	23.8	24.7
		1,549.9	1,553.0	1,480.7
Property, plant and equipment		**5,599.0**	5,413.5	5,601.4
Goodwill		**71.2**	71.2	71.2
Regulatory assets		**29.4**	33.5	35.0
Other assets		**256.3**	276.5	273.1
		$7,505.8	$7,347.7	$7,461.4
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 12.2**	$ 11.9	$ 23.3
Accounts payable and accrued liabilities		**380.2**	367.4	422.6
Income taxes payable		**39.1**	32.2	29.6
Future income taxes		**4.1**	-	4.1
Regulatory liabilities		**2.6**	10.7	6.4
Long term debt due within one year		**1.7**	4.7	0.6
Non-recourse long term debt due within one year		**60.3**	55.7	64.1
		500.2	482.6	550.7
Future income taxes		**219.7**	221.7	217.0
Regulatory liabilities		**155.5**	161.1	161.9
Deferred credits	4	**264.1**	235.8	260.3
Long term debt		**2,309.7**	2,256.8	2,273.5
Non-recourse long term debt		**787.8**	878.2	804.3
Preferred shares		**150.0**	150.0	150.0
Non-controlling interests		**1,737.6**	1,683.7	1,712.6
Class I and Class II share owners' equity				
Class I and Class II shares	6	**149.5**	145.5	148.3
Contributed surplus		**1.3**	0.8	1.1
Retained earnings		**1,246.4**	1,132.2	1,196.6
Foreign currency translation adjustment		**(16.0)**	(0.7)	(14.9)
		1,381.2	1,277.8	1,331.1
		$7,505.8	$7,347.7	$7,461.4

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended March 31 2006	2005
		(Unaudited)	
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 63.0**	$ 42.6
Adjustments for:			
Depreciation and amortization		**94.1**	87.6
Future income taxes		**5.5**	3.1
Non-controlling interests		**51.0**	47.6
Gain on sale of property - net of income taxes	2	**(11.7)**	-
Deferred availability incentives		**12.4**	6.1
TXU Europe settlement - net of income taxes	4	**10.6**	57.1
Other		**5.5**	2.9
Cash flow from operations		**230.4**	247.0
Changes in non-cash working capital		**38.3**	126.8
		268.7	373.8
Investing activities			
Purchase of property, plant and equipment		**(122.2)**	(104.5)
Proceeds on sale of property - net of income taxes	2	**15.1**	-
Proceeds on disposal of other property, plant and equipment		**2.1**	1.1
Contributions by utility customers for extensions to plant		**25.7**	9.4
Non-current deferred electricity costs		**5.3**	(6.3)
Changes in non-cash working capital		**(19.9)**	(27.4)
Other		**(1.0)**	(0.4)
		(94.9)	(128.1)
Financing activities			
Issue of long term debt		**38.1**	44.6
Repayment of long term debt		**(0.6)**	(5.3)
Repayment of non-recourse long term debt		**(21.2)**	(19.9)
Net issue (purchase) of Class A shares by subsidiary		**(0.1)**	1.4
Net issue of Class I shares		**0.3**	1.3
Dividends paid to Class I and Class II share owners		**(12.3)**	(11.4)
Dividends paid to non-controlling interests		**(26.4)**	(25.8)
Changes in non-cash working capital		**0.8**	1.2
Other		**(0.2)**	(0.4)
		(21.6)	(14.3)
Foreign currency translation		**0.8**	(1.3)
Cash position [(1)]			
Increase		**153.0**	230.1
Beginning of period		**871.1**	749.7
End of period		**$1,024.1**	$ 979.8

[(1)] Cash position consists of cash and short term investments less current bank indebtedness, and includes $156.3 million (2005 - $136.2 million) which is only available for use in joint ventures (see Note 4).

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(Unaudited, Tabular amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2005 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2005.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2006 and March 31, 2005 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Gain on sale of property

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta. Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the three months ended March 31, 2006 by $11.7 million.

3. Regulatory matters

On March 17, 2006, ATCO Electric received a decision on its General Tariff Application for 2005 and 2006 which was filed with the Alberta Energy and Utilities Board ("AEUB") in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years. The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. In August 2005, the AEUB approved interim refundable rates which recognized only 28% of the increased operating costs and rate base additions requested in the original application. On January 27, 2006, ATCO Gas received an AEUB decision which did not materially change the earnings based on the 2005 interim rates. The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

4. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million, and a third distribution of £31.8 million (approximately $65.2 million) was received on January 19, 2006, of which the Corporation's share was $16.6 million. Income taxes of approximately $10.3 million relating to the second and third distributions will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the second quarter of 2006.

Based on the foreign currency exchange rate in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004 to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

5. Employee future benefits

In the three months ended March 31, 2006, net expense of $5.5 million (2005 – $2.5 million) was recognized for pension benefit plans and net expense of $1.3 million (2005 – $1.2 million) was recognized for other post employment benefit plans.

6. Class I and Class II shares

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class I Non-Voting and Class II Voting shares. The share split took the form of a stock dividend whereby share owners received one additional Class I Non-Voting share for each Class I Non-Voting share held as of the record date and one additional Class II Voting share for each Class II Voting share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

There were 53,048,846 (2005 – 52,944,160) Class I Non-Voting shares and 6,960,018 (2005 – 6,980,404) Class II Voting shares outstanding on March 31, 2006. In addition, there were 1,659,100 options to purchase Class I Non-Voting shares outstanding at March 31, 2006 under the Corporation's stock option plan. From April 1, 2006, to April 25, 2006, no stock options were granted or cancelled, 14,600 stock options were exercised and 6,500 Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2006	2005
Weighted average shares outstanding	**59,997,292**	59,877,350
Effect of dilutive stock options	**742,463**	731,512
Weighted average dilutive shares outstanding	**60,739,755**	60,608,862

7. Segmented information

Segmented results – Three months ended March 31

2006 2005	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
(Unaudited)							
Revenues – external	**$ 322.7** $ 428.1	**$ 200.4** $ 196.7	**$127.1** $130.6	**$ 81.5** $ 58.2	**$ 1.0** $ 1.0	**$ -** $ -	**$ 732.7** $ 814.6
Revenues – intersegment	**6.0** 4.1	**-** -	**27.0** 25.8	**-** -	**3.3** 3.1	**(36.3)** (33.0)	**-** -
Revenues	**$ 328.7** $ 432.2	**$ 200.4** $ 196.7	**$154.1** $156.4	**$ 81.5** $ 58.2	**$ 4.3** $ 4.1	**$ (36.3)** $ (33.0)	**$ 732.7** $ 814.6
Earnings attributable to Class I and Class II shares	**$ 20.9** $ 23.0	**$ 14.3** $ 12.1	**$ 11.9** $ 8.8	**$ 5.8** $ 4.2	**$ 11.4** $ (5.4)	**$ (1.3)** $ (0.1)	**$ 63.0** $ 42.6
Total assets	**$3,546.2** $3,400.4	**$2,423.6** $2,533.8	**$295.7** $296.2	**$262.7** $221.5	**$775.6** $677.7	**$202.0** $218.1	**$7,505.8** $7,347.7
Allocation of goodwill	**$ 46.5** $ 46.5	**$ 23.1** $ 23.1	**$ 1.6** $ 1.6	**$ -** $ -	**$ -** $ -	**$ -** $ -	**$ 71.2** $ 71.2

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

FILE NO. 82-34745

ATCO
GROUP

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

ATCO Ltd.

**MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")**

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for the three months ended March 31, 2006, and the audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 ("2005 MD&A"). Information contained in the 2005 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 39.9% of the Class A non-voting shares and 74.2% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its unaudited consolidated financial statements and its MD&A for the three months ended March 31, 2006. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials segment market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions (including commercial real estate transactions) are accounted for as Corporate and Other (refer to Note 7 to the unaudited interim consolidated financial statements for the three months ended March 31, 2006). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

SALE OF PROPERTY

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta ("Sale of Property"). Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the three months ended March 31, 2006 by $11.7 million.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") for breach of its contract to purchase 27.5% of the power produced by the 1,000 megawatt Barking generating plant, in which the Corporation owns a 25.5% equity interest. In 2005, the Corporation received $83.1 million as its share of the partial settlement of the claim for damages related to TXU Europe's breach of this contract. An additional payment of $16.6 million was received on January 19, 2006 and a final installment of approximately $1.6 million is expected in the second quarter of 2006. The settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, based on foreign currency exchange rates in effect on March 30, 2005, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004, to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized. For a description of the settlement, refer to Note 4 to the unaudited interim consolidated financial statements for the three months ended March 31, 2006.

SELECTED QUARTERLY INFORMATION

($ Millions except per share data)	For the Three Months Ended Mar. 31	Jun. 30	Sep. 30	Dec. 31
		(unaudited)		
2006				
Revenues (1) (2)	732.7	....	....	....
Earnings attributable to Class I and Class II shares (3) (4) (5)	63.0	....	....	....
Earnings per Class I and Class II share (3) (4) (5)	1.05	....	....	....
Diluted earnings per Class I and Class II share (3) (4) (5)	1.04	....	....	....
2005				
Revenues (1) (2)	814.6	630.5	626.0	788.5
Earnings attributable to Class I and Class II shares (4) (5)	42.6	28.1	26.1	52.2
Earnings per Class I and Class II share (4) (5)	0.71	0.47	0.44	0.87
Diluted earnings per Class I and Class II share (4) (5)	0.70	0.47	0.43	0.86
2004				
Revenues (1)	....	731.2	597.1	716.3
Earnings attributable to Class I and Class II shares (4) (5) (6)	....	54.8	24.7	41.7
Earnings per Class I and Class II share (4) (5) (6)	....	0.92	0.42	0.70
Diluted earnings per Class I and Class II share (4) (5) (6)	....	0.91	0.41	0.70

Notes:

(1) *On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Prior to the transfer, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.*

(2) *Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.*

(3) *Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).*

(4) *There were no discontinued operations or extraordinary items during these periods.*

(5) *Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.*

(6) *Includes earnings of $28.5 million, earnings per share of $0.48 and diluted earnings per share of $0.47 on the transfer of the retail energy supply businesses on May 4, 2004, to DEML for the three months ended June 30, 2004.*

(7) *The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2005 MD&A remain substantially unchanged, except for the Sale of Property.

Consolidated Operations

Revenues for the three months ended March 31, 2006, decreased by $81.9 million to $732.7 million, primarily due to:

- lower manufacturing activity in ATCO Structures' operations in Australia and Europe;
- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board ("AEUB") directives; and
- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- impact of customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first quarter of 2006 is positive as ATCO Electric and ATCO Gas had lower customer rates for 2005 during the first quarter of 2005;
- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $20.4 million ($0.34 per share) to $63.0 million ($1.05 per share).

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property, increased by $8.7 million ($0.14 per share) to $51.3 million ($0.85 per share), primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States and increased business activity in space rentals operations in ATCO Structures' operations in Australia;
- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005;
- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- improved merchant performance in ATCO Power's U.K. operations.

This increase was partially offset by:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric GTA Decision related to 2005 earnings recorded in the first quarter of 2006 (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended March 31, 2006, decreased by $103.4 million to $427.9 million, primarily due to:

- reduced natural gas supply costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives; and
- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- increased business activity in ATCO Structures and ATCO Noise Management; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Depreciation and amortization expenses for the three months ended March 31, 2006, increased by $6.5 million to $94.1 million, primarily due to:

- capital additions in 2006 and 2005.

Interest expense for the three months ended March 31, 2006, decreased by $1.0 million to $56.6 million, primarily due to:

- repayment of non-recourse financings in 2006 and 2005.

Interest and other income for the three months ended March 31, 2006, increased by $1.7 million to $10.3 million, primarily due to:

- increased interest income due to higher short term interest rates on larger cash balances.

Income taxes for the three months ended March 31, 2006, **including** the $2.6 million in income taxes resulting from the Sale of Property, increased by $8.2 million to $62.5 million.

Income taxes for the three months ended March 31, 2006, **excluding** the $2.6 million in income taxes resulting from the Sale of Property, increased by $5.6 million to $59.9 million, primarily due to:

- higher earnings.

The **interests of non-controlling share owners** for the three months ended March 31, 2006, increased by $3.4 million to $51.0 million, primarily due to:

- higher earnings in Canadian Utilities.

Segmented Information

Segmented revenues and earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, were as follows:

	For the Three Months Ended March 31			
($ Millions)	Revenues		Earnings	
	2006	2005	**2006**	2005
	(unaudited)			
Utilities (1)	**328.7**	432.2	**20.9**	23.0
Power Generation	**200.4**	196.7	**14.3**	12.1
Global Enterprises	**154.1**	156.4	**11.9**	8.8
Industrials	**81.5**	58.2	**5.8**	4.2
Corporate and Other (2)	**4.3**	4.1	**11.4**	(5.4)
Intersegment eliminations	**(36.3)**	(33.0)	**(1.3)**	(0.1)
Total	**732.7**	814.6	**63.0**	42.6

Notes:

(1) Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

(2) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).

Utilities

Revenues from the Utilities Business Group for the three months ended March 31, 2006, decreased by $103.5 million to $328.7 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives; and

- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue).

This decrease was partially offset by:

- impact of customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first quarter of 2006 is positive as ATCO Electric and ATCO Gas had lower customer rates for 2005 during the first quarter of 2005; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Temperatures in ATCO Gas for the three months ended March 31, 2006, were 6.8% warmer than normal, compared to 4.4% warmer than normal for the corresponding period in 2005.

Earnings for the three months ended March 31, 2006, decreased by $2.1 million to $20.9 million, primarily due to:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric GTA Decision related to 2005 earnings recorded in the first quarter of 2006 (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- impact of higher customer rates for ATCO Electric in the first quarter of 2006. While the impact of the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) is expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the first quarter of 2006 is positive as ATCO Electric had lower customer rates for 2005 during the first quarter of 2005.

Power Generation

Revenues from the Power Generation Business Group for the three months ended March 31, 2006, increased by $3.7 million to $200.4 million, primarily due to:

- improved merchant performance in ATCO Power's U.K. operations; and
- higher natural gas fuel purchases recovered on a "no margin" basis at ATCO Power's Barking generating plant.

This increase was partially offset by:

- impact of lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars;
- lower revenues at ATCO Power's and ATCO's Resources' Joffre generating plant due to the addition of a boiler in October 2005 which allows the plant to generate electricity only when it is economical to do so while still meeting the plant's requirement to supply steam at all times; and
- the Power Purchase Arrangement ("PPA") for Alberta Power (2000)'s Rainbow generating plant expired December 31, 2005.

Earnings for the three months ended March 31, 2006, increased by $2.2 million to $14.3 million, primarily due to:

- improved merchant performance in ATCO Power's U.K. operations.

Alberta Power Pool electricity prices for the three months ended March 31, 2006, averaged $56.85 per megawatt hour, compared to average prices of $46.00 per megawatt hour for the corresponding period in 2005. Natural gas prices for the three months ended March 31, 2006, averaged $7.13 per gigajoule, compared to average prices of $6.54 per gigajoule for the corresponding period in 2005. The consequence of these changes in electricity and natural gas prices was an average spark spread of $3.35 per megawatt hour for the three months ended March 31, 2006, compared to ($3.05) per megawatt hour for the corresponding period in 2005.

Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas. These spark spreads are based on an approximate industry heat rate of 7.5 gigajoules per megawatt hour.

Changes in spark spread affect the results of approximately 476 megawatts of plant capacity owned in Alberta by ATCO Power, ATCO Resources and Alberta Power (2000) out of a total world wide owned capacity of approximately 2,695 megawatts.

During the three months ended March 31, 2006, Alberta Power (2000)'s **deferred availability incentive** account increased by $12.4 million to $72.1 million. The increase was due to additional availability incentives received for improved plant availability. During the three months ended March 31, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $0.6 million to $2.6 million as compared to the same period in 2005.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended March 31, 2006, decreased by $2.3 million to $154.1 million, primarily due to:

- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher prices for natural gas liquids in ATCO Midstream.

Earnings for the three months ended March 31, 2006, increased by $3.1 million to $11.9 million, primarily due to:

- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher margins for natural gas liquids in ATCO Midstream.

Industrials

Revenues from the Industrials segment for the three months ended March 31, 2006, increased by $23.3 million to $81.5 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States.

This increase was partially offset by:

- lower manufacturing activity in ATCO Structures' operations in Australia and Europe.

Earnings for the three months ended March 31, 2006, increased by $1.6 million to $5.8 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States and increased business activity in space rentals operations in ATCO Structures' operations in Australia.

Corporate and Other

Earnings for the three months ended March 31, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $16.8 million to $11.4 million.

Earnings for the three months ended March 31, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property increased by $5.1 million to ($0.3) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return is adjusted annually by 75% of the change in long term Government of Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Government of Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is similar to the method the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2005, the AEUB announced a generic return on common equity of 8.93% for 2006. In January 2006, the AEUB clarified that the generic return on equity determined on an annual basis in accordance with the generic cost of capital decision should apply to each year of the test period in the companies' applications. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines is also a party to this filing as the concerns are common to all three utilities. This filing included evidence regarding the appropriate ratemaking approach in the determination of utility revenue requirements as well as treatment of pension costs, executive compensation, head office rent expense and the continued use of preferred shares as a form of financing for the three utilities. The AEUB is expected to hear this filing in May 2006 and a decision is expected in the fourth quarter of 2006.

ATCO Electric

On March 17, 2006, ATCO Electric received a decision on its General Tariff Application for 2005 and 2006 ("ATCO Electric GTA Decision") which was filed with the AEUB in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

ATCO Gas

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years ("ATCO Gas GRA Decision"). The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. In August 2005, the AEUB approved interim refundable rates which recognized only 28% of the increased operating costs and rate base additions requested in the original application. On January 27, 2006, ATCO Gas received an AEUB decision which did not materially change the earnings based on

the 2005 interim rates. The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary appealed this decision to the Supreme Court of Canada, which also granted ATCO Gas leave to cross-appeal the decision. The Supreme Court of Canada heard the appeal on May 11, 2005 and on February 9, 2006 rendered its decision. The Supreme Court dismissed the City of Calgary's appeal and allowed ATCO Gas' cross-appeal. The Supreme Court of Canada has directed the AEUB to issue a new decision in accordance with the Supreme Court's ruling. ATCO Gas has requested the AEUB to address the Supreme Court of Canada decision. Net proceeds totaling $4.1 million from the sale are being held pending AEUB approval.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon natural gas storage facility. On June 15, 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility. ATCO Gas has filed for leave to appeal the decision with the Alberta Court of Appeal. On October 3, 2005, the AEUB established processes to review the use of the Carbon natural gas storage facility for utility purposes. A hearing to review the use of the facility for revenue generation is scheduled for April 2006 and a hearing to review the use of the facility for load balancing is scheduled for June 2006.

ATCO Gas' position is that the Carbon natural gas storage facility is no longer required for utility service. Accordingly, in March 2005, ATCO Gas filed a letter with the AEUB in which it withdrew all evidence previously filed by it with respect to the 2005/2006 Carbon Storage Plan, thus providing notice that none of the related costs and revenues will form part of regulated operations on or after April 1, 2005. On March 23, 2005, the AEUB issued an interim order directing ATCO Gas to maintain the Carbon natural gas storage facility in rate base and confirming a lease of the entire storage capacity to ATCO Midstream at a placeholder rate of $0.45 per gigajoule until otherwise determined by the AEUB. ATCO Gas filed for leave to appeal the interim order on April 15, 2005.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. In April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to 2005 revenues and earnings of $1.8 million and $1.2 million, respectively. The City of Calgary has filed for leave to appeal the AEUB's decision. ATCO Gas has filed a cross appeal of the AEUB's decision. The cross appeal is contingent upon the granting of the City of Calgary's leave to appeal which has been rescheduled to be heard on April 18, 2006.

In October 2005, ATCO Gas filed an application with the AEUB to approve the sale of its Red Deer Operating Centre. In December 2005, the AEUB approved the sale and deferred its decision on the distribution of net proceeds of $1.0 million until the Supreme Court of Canada rendered a judgment in the appeal regarding the Calgary Stores Block disposition and allocation of proceeds discussed above. The Supreme Court of Canada rendered its decision on the Calgary Stores Block matter on February 9, 2006. In February 2006, ATCO Gas submitted a filing to the AEUB to approve the allocation of the net proceeds. On March 16, 2006, the AEUB suspended the process convened to approve allocation of the net proceeds pending resolution of certain issues arising in connection with the Supreme Court's Calgary Stores Block decision. The net proceeds of the sale remain in trust pending AEUB approval.

ATCO Pipelines

The AEUB has announced that it will hold a hearing to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd. This hearing is expected to take place in 2006.

Other Matters

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended March 31, 2006, decreased by $16.6 million to $230.4 million, primarily due to:

- impact of the TXU Europe Settlement (refer to TXU Europe Settlement section).

This decrease was partially offset by:

- increased earnings; and
- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability.

Investing for the three months ended March 31, 2006, **including** the proceeds of $15.1 million net of income taxes from the Sale of Property, decreased by $33.2 million to $94.9 million.

Investing for the three months ended March 31, 2006, **excluding** the proceeds of $15.1 million net of income taxes from the Sale of Property, decreased by $18.1 million to $110.0 million, primarily due to:

- increased contributions by utility customers for extensions to plant;
- changes in non-current deferred electricity costs; and
- changes in non-cash working capital in respect of investing activities.

This decrease was partially offset by:

- increased capital expenditures.

Capital expenditures for the three months ended March 31, 2006, increased by $17.7 million to $122.2 million, primarily due to:

- increased investment in ATCO Pipelines' regulated natural gas transportation projects.

During the three months ended March 31, 2006, the Corporation **issued**:

- $38.1 million of long term debt.

During the three months ended March 31, 2006, the Corporation **redeemed**:

- $0.6 million of long term debt; and
- $21.2 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $16.3 million.

At March 31, 2006, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

($ Millions)	Total	Used	Available
Long term committed	585.3	85.3	500.0
Short term committed	600.0	-	600.0
Uncommitted	124.4	34.2	90.2
Total	1,309.7	119.5	1,190.2

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Contractual obligations disclosed in the 2005 MD&A remain substantially unchanged as at March 31, 2006.

Current and long term future income tax liabilities of $223.8 million at March 31, 2006, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2004, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2005. Over the life of the bid, 304,000 shares were purchased, of which 262,000 were purchased in 2004 and 42,000 were purchased in 2005. On May 27, 2005, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid will expire on May 26, 2006. From May 27, 2005, to April 25, 2006, 216,500 shares have been purchased, of which 184,000 were purchased in 2005 and 32,500 were purchased in 2006.

For the first quarter of 2006, the **quarterly dividend payment** has been increased by $0.015 to $0.205 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On April 12, 2006, CU Inc. filed a **base shelf prospectus** which permits CU Inc. to issue up to an aggregate of $850.0 million of debentures over the twenty-five month life of the prospectus.

OUTSTANDING SHARE DATA

At April 25, 2006, the Corporation had outstanding 53,056,946 Class I shares and 6,960,018 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3.

At April 25, 2006, options to purchase 1,039,200 Class I shares were outstanding.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Weather

Weather fluctuations have a significant impact on throughput in ATCO Gas. Since approximately 50% of ATCO Gas' delivery charge is recovered based on throughput, ATCO Gas' revenues and earnings are sensitive to weather. Weather that is 10% warmer or colder than normal temperatures impacts annual earnings by approximately $5.9 million.

Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc.

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships to DEML contemplated under the transaction agreements.

Late Payment Penalties on Utility Bills

As a result of decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Alberta Environment plans to implement mercury emission standards for coal-fired generating plants through a new provincial regulation that came into force in March 2006. Owners of coal-fired generating plants are required to submit proposals on capturing at least 70% of the mercury in the coal burned in their plants by March 2007. The proposals for mercury emission reduction must be implemented by 2010. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover most of the costs associated with complying with the new regulation.

Measurement Inaccuracies in Metering Facilities

Measurement inaccuracies occur from time to time with respect to ATCO Electric's, ATCO Gas' and ATCO Pipelines' metering facilities. Measurement adjustments are settled between the parties based on the requirements of the Electricity and Gas Inspections Act (Canada) and applicable regulations issued pursuant thereto. There is a risk of disallowance of the recovery of a measurement adjustment if controls and timely follow up are found to be inadequate by the AEUB.

Non-Regulated Operations

ATCO Power and ATCO Resources

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2006.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
$300
$250
$200
$150
$100
$50
$0
($50)
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
($2.50)
Natural Gas Price ($/Gigajoule)
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06
Month
Alberta Power Pool Price
Spark Spread
Natural Gas Prices



Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$140
$120
$100
$80
$60
$40
$20
$0
($20)
First Quarter 2005
Second Quarter 2005
Third Quarter 2005
Fourth Quarter 2005
First Quarter 2006
Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Since October 2004, the output from ATCO Power's Barking generating plant previously sold to TXU Europe (refer to TXU Europe Settlement section) has been sold into the U.K. power exchange market. In the U.K., electricity generators, on average, sell over 90% of their output to electricity suppliers in bilateral contracts, use power exchanges for approximately 7% of their output, and sell the remaining 2-3% via the Balancing Mechanism. Approximately 40% of the electricity generated is supplied from natural gas-fired generating plants, and the market has experienced an increase in electricity prices due to the increased world prices for natural gas. The Barking generating plant has a long term, fixed price gas purchase agreement and, as a result, has been able to experience increased margins due to rising market prices for electricity. Changes in the U.K. market electricity prices may have an impact on the Corporation's earnings and cash flow from operations in the future.

ATCO Midstream

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

ATCO Frontec

ATCO Frontec's operations include providing support to military agencies in foreign locations which may be subject to political risk.

On December 23, 2005, the Government of Canada filed a claim in the amount of $70 million which alleges that the Corporation is liable for the destruction of property owned by the Governments of Canada and the United States. The Corporation believes that the claim is without merit and, in any event, has sufficient insurance coverage in place

to cover any material amounts that might become payable as a result of the claim. Accordingly, the claim is not expected to have any material impact on the financial position of the Corporation.

ATCO Structures and ATCO Noise Management

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions. This risk is mitigated by contractual arrangements with credit worthy counterparties and the active management of any foreign exchange risks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at March 31, 2006, the Corporation had recorded $72.1 million of deferred availability incentives. The amortization of deferred availability incentives, which was recorded in revenues, amounted to $2.6 million for the three months ended March 31, 2006.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year, the high case scenario would have resulted in higher revenues of approximately $4.3 million, whereas the low case scenario would have resulted in lower revenues of approximately $2.2 million.

Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.1% at the beginning of 2006, resulted in an expected long term rate of return of 6.1% for 2006. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate has also declined over the same four year period, from 6.9% at the end of 2001 to 5.1% at the end of 2005; the rate has remained at 5.1% in the three months ended March 31, 2006. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months ended March 31, 2006.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months ended March 31, 2006, are as follows: for drug costs, 8.5% starting in 2006 grading down over 7 years to 4.5%, and for other medical and dental costs, 4.0% for 2006 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

April 26, 2006

ATCO INTERIM REPORT

Corporate Head Office: 1400, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623 www.atco.com

FILE NO. 82-34745

FOR THE THREE MONTHS ENDED MARCH 31, 2006

TO THE SHARE OWNERS:

ATCO Ltd. reported increased earnings for the three months ended March 31, 2006, of $63.0 million ($1.05 per share) including the $11.7 million after-tax gain on the sale of land located in downtown Calgary ("Gain on Sale of Property"). Earnings for the three months ended March 31, 2006, excluding the Gain on Sale of Property, were $51.3 million ($0.85 per share) compared to earnings for the same three months in 2005 of $42.6 million ($0.71 per share).

Earnings, excluding the Gain on Sale of Property, increased primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- decreased share appreciation rights expense due to lower share prices;
- higher natural gas storage earnings due to increased capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- improved prices for ATCO Power's U.K. merchant electricity.

This increase was partially offset by:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric Alberta Energy and Utilities Board ("AEUB") General Tariff Application Decision ("ATCO Electric Decision") related to 2005 earnings recorded in the first quarter of 2006; and
- warmer temperatures in ATCO Gas.

Revenues for the three months ended March 31, 2006, were $732.7 million compared to $814.6 million in 2005. This decrease was primarily due to:

- lower activity in ATCO Structures' operations in Europe; and
- reduced recoveries of natural gas costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Canada and the United States; and
- impact of customer rate increases resulting from the ATCO Electric Decision and the ATCO Gas General Rate Application Decision ("ATCO Gas Decision") received from the AEUB in the first quarter of 2006. The impact of the ATCO Electric Decision and the ATCO Gas Decision on the first quarter revenues are positive as ATCO Electric and ATCO Gas had lower rates for customers during the first quarter of 2005.

Cash flow from operations for the three months ended March 31, 2006, was $230.4 million compared to $247.0 million in 2005. This decrease was primarily due to the impact of the previously announced TXU Europe Settlement. This decrease was partially offset by increased earnings.

ATCO

First Quarter Other Highlights Include:

- ATCO Structures Europe Inc. announced it will close its manufacturing facility in Budapest, Hungary.
- ATCO Gas received a decision from the Supreme Court of Canada that ATCO Gas is the sole owner of its assets. In its decision regarding the sale of property owned by the utility, the Supreme Court reiterated the important role of the AEUB to determine fair, equitable and reasonable rates for customers while balancing the property rights retained by owners, as recognized in a free market economy.
- ATCO Gas officially opened a new 55,000 square foot facility in Edmonton, which incorporates some of the most advanced equipment for testing and certifying natural gas detection and metering equipment.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities, Global Enterprises and Industrials. More information about ATCO can be found on its website, www.atco.com.

N.C. Southern
President & Chief Executive Officer

R.D. Southern
Chairman of the Board

ATCO

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for the three months ended March 31, 2006, and the audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 ("2005 MD&A"). Information contained in the 2005 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 39.9% of the Class A non-voting shares and 74.2% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its unaudited consolidated financial statements and its MD&A for the three months ended March 31, 2006. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials segment market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions (including commercial real estate transactions) are accounted for as Corporate and Other (refer to Note 7 to the unaudited interim consolidated financial statements for the three months ended March 31, 2006). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

SALE OF PROPERTY

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta ("Sale of Property"). Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the three months ended March 31, 2006 by $11.7 million.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") for breach of its contract to purchase 27.5% of the power produced by the 1,000 megawatt Barking generating plant, in which the Corporation owns a 25.5% equity interest. In 2005, the Corporation received $83.1 million as its share of the partial settlement of the claim for damages related to TXU Europe's breach of this contract. An additional payment of $16.6 million was received on January 19, 2005 and a final installment of approximately $1.6 million is expected in the second quarter of 2006. The settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, based on foreign currency exchange rates in effect on March 30, 2005, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004, to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized. For a description of the settlement, refer to Note 4 to the unaudited interim consolidated financial statements for the three months ended March 31, 2006.

SELECTED QUARTERLY INFORMATION

($ Millions except per share data)	For the Three Months Ended Mar. 31	Jun. 30	Sep. 30	Dec. 31
		(unaudited)		
2006				
Revenues (1) (2)	732.7	....	....	....
Earnings attributable to Class I and Class II shares (3) (4) (5)	63.0	....	....	....
Earnings per Class I and Class II share (3) (4) (5)	1.05	....	....	....
Diluted earnings per Class I and Class II share (3) (4) (5)	1.04	....	....	....
2005				
Revenues (1) (2)	814.6	630.5	626.0	788.5
Earnings attributable to Class I and Class II shares (4) (5)	42.6	28.1	26.1	52.2
Earnings per Class I and Class II share (4) (5)	0.71	0.47	0.44	0.87
Diluted earnings per Class I and Class II share (4) (5)	0.70	0.47	0.43	0.86
2004				
Revenues (1)	....	731.2	597.1	716.3
Earnings attributable to Class I and Class II shares (4) (5) (6)	....	54.8	24.7	41.7
Earnings per Class I and Class II share (4) (5) (6)	....	0.92	0.42	0.70
Diluted earnings per Class I and Class II share (4) (5) (6)	....	0.91	0.41	0.70

Notes:

(1) On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Prior to the transfer, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.

(2) Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.

(3) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).

(4) There were no discontinued operations or extraordinary items during these periods.

(5) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(6) Includes earnings of $28.5 million, earnings per share of $0.48 and diluted earnings per share of $0.47 on the transfer of the retail energy supply businesses on May 4, 2004, to DEML for the three months ended June 30, 2004.

(7) The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2005 MD&A remain substantially unchanged, except for the Sale of Property.

Consolidated Operations

Revenues for the three months ended March 31, 2006, decreased by $81.9 million to $732.7 million, primarily due to:

- lower manufacturing activity in ATCO Structures' operations in Australia and Europe;
- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board ("AEUB") directives; and
- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- impact of customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first quarter of 2006 is positive as ATCO Electric and ATCO Gas had lower customer rates for 2005 during the first quarter of 2005;
- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $20.4 million ($0.34 per share) to $63.0 million ($1.05 per share).

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property, increased by $8.7 million ($0.14 per share) to $51.3 million ($0.85 per share), primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States and increased business activity in space rentals operations in ATCO Structures' operations in Australia;
- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005;
- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- improved merchant performance in ATCO Power's U.K. operations.

This increase was partially offset by:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric GTA Decision related to 2005 earnings recorded in the first quarter of 2006 (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended March 31, 2006, decreased by $103.4 million to $427.9 million, primarily due to:

- reduced natural gas supply costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives; and
- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- increased business activity in ATCO Structures and ATCO Noise Management; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Depreciation and amortization expenses for the three months ended March 31, 2006, increased by $6.5 million to $94.1 million, primarily due to:

- capital additions in 2006 and 2005.

Interest expense for the three months ended March 31, 2006, decreased by $1.0 million to $56.6 million, primarily due to:

- repayment of non-recourse financings in 2006 and 2005.

Interest and other income for the three months ended March 31, 2006, increased by $1.7 million to $10.3 million, primarily due to:

- increased interest income due to higher short term interest rates on larger cash balances.

Income taxes for the three months ended March 31, 2006, **including** the $2.6 million in income taxes resulting from the Sale of Property, increased by $8.2 million to $62.5 million.

Income taxes for the three months ended March 31, 2006, **excluding** the $2.6 million in income taxes resulting from the Sale of Property, increased by $5.6 million to $59.9 million, primarily due to:

- higher earnings.

The **interests of non-controlling share owners** for the three months ended March 31, 2006, increased by $3.4 million to $51.0 million, primarily due to:

- higher earnings in Canadian Utilities.

Segmented Information

Segmented revenues and earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, were as follows:

	For the Three Months Ended March 31			
($ Millions)	Revenues		Earnings	
	2006	2005	**2006**	2005
	(unaudited)			
Utilities (1)	**328.7**	432.2	**20.9**	23.0
Power Generation	**200.4**	196.7	**14.3**	12.1
Global Enterprises	**154.1**	156.4	**11.9**	8.8
Industrials	**81.5**	58.2	**5.8**	4.2
Corporate and Other (2)	**4.3**	4.1	**11.4**	(5.4)
Intersegment eliminations	**(36.3)**	(33.0)	**(1.3)**	(0.1)
Total	**732.7**	814.6	**63.0**	42.6

Notes:

(1) Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

(2) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).

Utilities

Revenues from the Utilities Business Group for the three months ended March 31, 2006, decreased by $103.5 million to $328.7 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives; and

- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue).

This decrease was partially offset by:

- impact of customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first quarter of 2006 is positive as ATCO Electric and ATCO Gas had lower customer rates for 2005 during the first quarter of 2005; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Temperatures in ATCO Gas for the three months ended March 31, 2006, were 6.8% warmer than normal, compared to 4.4% warmer than normal for the corresponding period in 2005.

Earnings for the three months ended March 31, 2006, decreased by $2.1 million to $20.9 million, primarily due to:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric GTA Decision related to 2005 earnings recorded in the first quarter of 2006 (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- impact of higher customer rates for ATCO Electric in the first quarter of 2006. While the impact of the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) is expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the first quarter of 2006 is positive as ATCO Electric had lower customer rates for 2005 during the first quarter of 2005.

Power Generation

Revenues from the Power Generation Business Group for the three months ended March 31, 2006, increased by $3.7 million to $200.4 million, primarily due to:

- improved merchant performance in ATCO Power's U.K. operations; and
- higher natural gas fuel purchases recovered on a "no margin" basis at ATCO Power's Barking generating plant.

This increase was partially offset by:

- impact of lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars;
- lower revenues at ATCO Power's and ATCO's Resources' Joffre generating plant due to the addition of a boiler in October 2005 which allows the plant to generate electricity only when it is economical to do so while still meeting the plant's requirement to supply steam at all times; and
- the Power Purchase Arrangement ("PPA") for Alberta Power (2000)'s Rainbow generating plant expired December 31, 2005.

Earnings for the three months ended March 31, 2006, increased by $2.2 million to $14.3 million, primarily due to:

- improved merchant performance in ATCO Power's U.K. operations.

Alberta Power Pool electricity prices for the three months ended March 31, 2006, averaged $56.85 per megawatt hour, compared to average prices of $46.00 per megawatt hour for the corresponding period in 2005. Natural gas prices for the three months ended March 31, 2006, averaged $7.13 per gigajoule, compared to average prices of $6.54 per gigajoule for the corresponding period in 2005. The consequence of these changes in electricity and natural gas prices was an average spark spread of $3.35 per megawatt hour for the three months ended March 31, 2006, compared to ($3.05) per megawatt hour for the corresponding period in 2005.

Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas. These spark spreads are based on an approximate industry heat rate of 7.5 gigajoules per megawatt hour.

Changes in spark spread affect the results of approximately 476 megawatts of plant capacity owned in Alberta by ATCO Power, ATCO Resources and Alberta Power (2000) out of a total world wide owned capacity of approximately 2,695 megawatts.

During the three months ended March 31, 2006, Alberta Power (2000)'s **deferred availability incentive** account increased by $12.4 million to $72.1 million. The increase was due to additional availability incentives received for improved plant availability. During the three months ended March 31, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $0.6 million to $2.6 million as compared to the same period in 2005.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended March 31, 2006, decreased by $2.3 million to $154.1 million, primarily due to:

- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher prices for natural gas liquids in ATCO Midstream.

Earnings for the three months ended March 31, 2006, increased by $3.1 million to $11.9 million, primarily due to:

- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher margins for natural gas liquids in ATCO Midstream.

Industrials

Revenues from the Industrials segment for the three months ended March 31, 2006, increased by $23.3 million to $81.5 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States.

This increase was partially offset by:

- lower manufacturing activity in ATCO Structures' operations in Australia and Europe.

Earnings for the three months ended March 31, 2006, increased by $1.6 million to $5.8 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States and increased business activity in space rentals operations in ATCO Structures' operations in Australia.

Corporate and Other

Earnings for the three months ended March 31, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $16.8 million to $11.4 million.

Earnings for the three months ended March 31, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property increased by $5.1 million to ($0.3) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return is adjusted annually by 75% of the change in long term Government of Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Government of Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is similar to the method the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2005, the AEUB announced a generic return on common equity of 8.93% for 2006. In January 2006, the AEUB clarified that the generic return on equity determined on an annual basis in accordance with the generic cost of capital decision should apply to each year of the test period in the companies' applications. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines is also a party to this filing as the concerns are common to all three utilities. This filing included evidence regarding the appropriate ratemaking approach in the determination of utility revenue requirements as well as treatment of pension costs, executive compensation, head office rent expense and the continued use of preferred shares as a form of financing for the three utilities. The AEUB is expected to hear this filing in May 2006 and a decision is expected in the fourth quarter of 2006.

ATCO Electric

On March 17, 2006, ATCO Electric received a decision on its General Tariff Application for 2005 and 2006 ("ATCO Electric GTA Decision") which was filed with the AEUB in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

ATCO Gas

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years ("ATCO Gas GRA Decision"). The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. In August 2005, the AEUB approved interim refundable rates which recognized only 28% of the increased operating costs and rate base additions requested in the original application. On January 27, 2006, ATCO Gas received an AEUB decision which did not materially change the earnings based on

the 2005 interim rates. The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary appealed this decision to the Supreme Court of Canada, which also granted ATCO Gas leave to cross-appeal the decision. The Supreme Court of Canada heard the appeal on May 11, 2005 and on February 9, 2006 rendered its decision. The Supreme Court dismissed the City of Calgary's appeal and allowed ATCO Gas' cross-appeal. The Supreme Court of Canada has directed the AEUB to issue a new decision in accordance with the Supreme Court's ruling. ATCO Gas has requested the AEUB to address the Supreme Court of Canada decision. Net proceeds totaling $4.1 million from the sale are being held pending AEUB approval.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon natural gas storage facility. On June 15, 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility. ATCO Gas has filed for leave to appeal the decision with the Alberta Court of Appeal. On October 3, 2005, the AEUB established processes to review the use of the Carbon natural gas storage facility for utility purposes. A hearing to review the use of the facility for revenue generation is scheduled for April 2006 and a hearing to review the use of the facility for load balancing is scheduled for June 2006.

ATCO Gas' position is that the Carbon natural gas storage facility is no longer required for utility service. Accordingly, in March 2005, ATCO Gas filed a letter with the AEUB in which it withdrew all evidence previously filed by it with respect to the 2005/2006 Carbon Storage Plan, thus providing notice that none of the related costs and revenues will form part of regulated operations on or after April 1, 2005. On March 23, 2005, the AEUB issued an interim order directing ATCO Gas to maintain the Carbon natural gas storage facility in rate base and confirming a lease of the entire storage capacity to ATCO Midstream at a placeholder rate of $0.45 per gigajoule until otherwise determined by the AEUB. ATCO Gas filed for leave to appeal the interim order on April 15, 2005.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. In April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to 2005 revenues and earnings of $1.8 million and $1.2 million, respectively. The City of Calgary has filed for leave to appeal the AEUB's decision. ATCO Gas has filed a cross appeal of the AEUB's decision. The cross appeal is contingent upon the granting of the City of Calgary's leave to appeal which has been rescheduled to be heard on April 18, 2006.

In October 2005, ATCO Gas filed an application with the AEUB to approve the sale of its Red Deer Operating Centre. In December 2005, the AEUB approved the sale and deferred its decision on the distribution of net proceeds of $1.0 million until the Supreme Court of Canada rendered a judgment in the appeal regarding the Calgary Stores Block disposition and allocation of proceeds discussed above. The Supreme Court of Canada rendered its decision on the Calgary Stores Block matter on February 9, 2006. In February 2006, ATCO Gas submitted a filing to the AEUB to approve the allocation of the net proceeds. On March 16, 2006, the AEUB suspended the process convened to approve allocation of the net proceeds pending resolution of certain issues arising in connection with the Supreme Court's Calgary Stores Block decision. The net proceeds of the sale remain in trust pending AEUB approval.

ATCO Pipelines

The AEUB has announced that it will hold a hearing to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd. This hearing is expected to take place in 2006.

Other Matters

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended March 31, 2006, decreased by $16.6 million to $230.4 million, primarily due to:

- impact of the TXU Europe Settlement (refer to TXU Europe Settlement section).

This decrease was partially offset by:

- increased earnings; and
- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability.

Investing for the three months ended March 31, 2006, **including** the proceeds of $15.1 million net of income taxes from the Sale of Property, decreased by $33.2 million to $94.9 million.

Investing for the three months ended March 31, 2006, **excluding** the proceeds of $15.1 million net of income taxes from the Sale of Property, decreased by $18.1 million to $110.0 million, primarily due to:

- increased contributions by utility customers for extensions to plant;
- changes in non-current deferred electricity costs; and
- changes in non-cash working capital in respect of investing activities.

This decrease was partially offset by:

- increased capital expenditures.

Capital expenditures for the three months ended March 31, 2006, increased by $17.7 million to $122.2 million, primarily due to:

- increased investment in ATCO Pipelines' regulated natural gas transportation projects.

During the three months ended March 31, 2006, the Corporation **issued**:

- $38.1 million of long term debt.

During the three months ended March 31, 2006, the Corporation **redeemed**:

- $0.6 million of long term debt; and
- $21.2 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $16.3 million.

At March 31, 2006, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

($ Millions)	Total	Used	Available
Long term committed	585.3	85.3	500.0
Short term committed	600.0	-	600.0
Uncommitted	124.4	34.2	90.2
Total	1,309.7	119.5	1,190.2

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Contractual obligations disclosed in the 2005 MD&A remain substantially unchanged as at March 31, 2006.

Current and long term future income tax liabilities of $223.8 million at March 31, 2006, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2004, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2005. Over the life of the bid, 304,000 shares were purchased, of which 262,000 were purchased in 2004 and 42,000 were purchased in 2005. On May 27, 2005, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid will expire on May 26, 2006. From May 27, 2005, to April 25, 2006, 216,500 shares have been purchased, of which 184,000 were purchased in 2005 and 32,500 were purchased in 2006.

For the first quarter of 2006, the **quarterly dividend payment** has been increased by $0.015 to $0.205 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On April 12, 2006, CU Inc. filed a **base shelf prospectus** which permits CU Inc. to issue up to an aggregate of $850.0 million of debentures over the twenty-five month life of the prospectus.

OUTSTANDING SHARE DATA

At April 25, 2006, the Corporation had outstanding 53,056,946 Class I shares and 6,960,018 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3.

At April 25, 2006, options to purchase 1,039,200 Class I shares were outstanding.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Weather

Weather fluctuations have a significant impact on throughput in ATCO Gas. Since approximately 50% of ATCO Gas' delivery charge is recovered based on throughput, ATCO Gas' revenues and earnings are sensitive to weather. Weather that is 10% warmer or colder than normal temperatures impacts annual earnings by approximately $5.9 million.

Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc.

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships to DEML contemplated under the transaction agreements.

Late Payment Penalties on Utility Bills

As a result of decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Alberta Environment plans to implement mercury emission standards for coal-fired generating plants through a new provincial regulation that came into force in March 2006. Owners of coal-fired generating plants are required to submit proposals on capturing at least 70% of the mercury in the coal burned in their plants by March 2007. The proposals for mercury emission reduction must be implemented by 2010. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover most of the costs associated with complying with the new regulation.

Measurement Inaccuracies in Metering Facilities

Measurement inaccuracies occur from time to time with respect to ATCO Electric's, ATCO Gas' and ATCO Pipelines' metering facilities. Measurement adjustments are settled between the parties based on the requirements of the Electricity and Gas Inspections Act (Canada) and applicable regulations issued pursuant thereto. There is a risk of disallowance of the recovery of a measurement adjustment if controls and timely follow up are found to be inadequate by the AEUB.

Non-Regulated Operations

ATCO Power and ATCO Resources

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2006.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
($2.50)
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06
Month
Alberta Power Pool Price
Spark Spread
Natural Gas Prices

ATCO



Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$140
$120
$100
$80
$60
$40
$20
$0
($20)
First Quarter 2005
Second Quarter 2005
Third Quarter 2005
Fourth Quarter 2005
First Quarter 2006
Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Since October 2004, the output from ATCO Power's Barking generating plant previously sold to TXU Europe (refer to TXU Europe Settlement section) has been sold into the U.K. power exchange market. In the U.K., electricity generators, on average, sell over 90% of their output to electricity suppliers in bilateral contracts, use power exchanges for approximately 7% of their output, and sell the remaining 2-3% via the Balancing Mechanism. Approximately 40% of the electricity generated is supplied from natural gas-fired generating plants, and the market has experienced an increase in electricity prices due to the increased world prices for natural gas. The Barking generating plant has a long term, fixed price gas purchase agreement and, as a result, has been able to experience increased margins due to rising market prices for electricity. Changes in the U.K. market electricity prices may have an impact on the Corporation's earnings and cash flow from operations in the future.

ATCO Midstream

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

ATCO Frontec

ATCO Frontec's operations include providing support to military agencies in foreign locations which may be subject to political risk.

On December 23, 2005, the Government of Canada filed a claim in the amount of $70 million which alleges that the Corporation is liable for the destruction of property owned by the Governments of Canada and the United States. The Corporation believes that the claim is without merit and, in any event, has sufficient insurance coverage in place

to cover any material amounts that might become payable as a result of the claim. Accordingly, the claim is not expected to have any material impact on the financial position of the Corporation.

ATCO Structures and ATCO Noise Management

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions. This risk is mitigated by contractual arrangements with credit worthy counterparties and the active management of any foreign exchange risks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at March 31, 2006, the Corporation had recorded $72.1 million of deferred availability incentives. The amortization of deferred availability incentives, which was recorded in revenues, amounted to $2.6 million for the three months ended March 31, 2006.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year, the high case scenario would have resulted in higher revenues of approximately $4.3 million, whereas the low case scenario would have resulted in lower revenues of approximately $2.2 million.

Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.1% at the beginning of 2006, resulted in an expected long term rate of return of 6.1% for 2006. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate has also declined over the same four year period, from 6.9% at the end of 2001 to 5.1% at the end of 2005; the rate has remained at 5.1% in the three months ended March 31, 2006. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months ended March 31, 2006.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months ended March 31, 2006, are as follows: for drug costs, 8.5% starting in 2006 grading down over 7 years to 4.5%, and for other medical and dental costs, 4.0% for 2006 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

April 26, 2006

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2006	2005
		(Unaudited)	
Revenues		**$ 732.7**	$ 814.6
Costs and expenses			
Natural gas supply		**4.0**	129.2
Purchased power		**13.0**	12.5
Operation and maintenance		**296.7**	287.9
Selling and administrative		**52.3**	49.1
Depreciation and amortization		**94.1**	87.6
Interest		**41.8**	41.8
Interest on non-recourse long term debt		**14.8**	15.8
Dividends on preferred shares		**2.2**	2.2
Franchise fees		**61.9**	52.6
		580.8	678.7
		151.9	135.9
Gain on sale of property	2	**14.3**	-
Interest and other income		**10.3**	8.6
Earnings before income taxes and non-controlling interests		**176.5**	144.5
Income taxes		**62.5**	54.3
		114.0	90.2
Non-controlling interests		**51.0**	47.6
Earnings attributable to Class I and Class II shares	2	**63.0**	42.6
Retained earnings at beginning of period		**1,196.6**	1,101.0
		1,259.6	1,143.6
Dividends on Class I and Class II shares		**12.3**	11.4
Purchase of Class I shares		**0.9**	-
Retained earnings at end of period		**$1,246.4**	$1,132.2
Earnings per Class I and Class II share	6	**$ 1.05**	$ 0.71
Diluted earnings per Class I and Class II share	6	**$ 1.04**	$ 0.70
Dividends paid per Class I and Class II share	6	**$ 0.205**	$ 0.19

ATCO

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31 2006	March 31 2005	December 31 2005
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	4	**$1,036.3**	$ 991.7	$ 894.4
Accounts receivable		**360.5**	460.8	432.7
Inventories		**109.3**	73.2	109.8
Future income taxes		**-**	0.3	-
Regulatory assets		**19.7**	3.2	19.1
Prepaid expenses		**24.1**	23.8	24.7
		1,549.9	1,553.0	1,480.7
Property, plant and equipment		**5,599.0**	5,413.5	5,601.4
Goodwill		**71.2**	71.2	71.2
Regulatory assets		**29.4**	33.5	35.0
Other assets		**256.3**	276.5	273.1
		$7,505.8	$7,347.7	$7,461.4
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 12.2**	$ 11.9	$ 23.3
Accounts payable and accrued liabilities		**380.2**	367.4	422.6
Income taxes payable		**39.1**	32.2	29.6
Future income taxes		**4.1**	-	4.1
Regulatory liabilities		**2.6**	10.7	6.4
Long term debt due within one year		**1.7**	4.7	0.6
Non-recourse long term debt due within one year		**60.3**	55.7	64.1
		500.2	482.6	550.7
Future income taxes		**219.7**	221.7	217.0
Regulatory liabilities		**155.5**	161.1	161.9
Deferred credits	4	**264.1**	235.8	260.3
Long term debt		**2,309.7**	2,256.8	2,273.5
Non-recourse long term debt		**787.8**	878.2	804.3
Preferred shares		**150.0**	150.0	150.0
Non-controlling interests		**1,737.6**	1,683.7	1,712.6
Class I and Class II share owners' equity				
Class I and Class II shares	6	**149.5**	145.5	148.3
Contributed surplus		**1.3**	0.8	1.1
Retained earnings		**1,246.4**	1,132.2	1,196.6
Foreign currency translation adjustment		**(16.0)**	(0.7)	(14.9)
		1,381.2	1,277.8	1,331.1
		$7,505.8	$7,347.7	$7,461.4

ATCO

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended March 31 2006	2005
		(Unaudited)	
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 63.0**	$ 42.6
Adjustments for:			
Depreciation and amortization		**94.1**	87.6
Future income taxes		**5.5**	3.1
Non-controlling interests		**51.0**	47.6
Gain on sale of property - net of income taxes	2	**(11.7)**	-
Deferred availability incentives		**12.4**	6.1
TXU Europe settlement - net of income taxes	4	**10.6**	57.1
Other		**5.5**	2.9
Cash flow from operations		**230.4**	247.0
Changes in non-cash working capital		**38.3**	126.8
		268.7	373.8
Investing activities			
Purchase of property, plant and equipment		**(122.2)**	(104.5)
Proceeds on sale of property - net of income taxes	2	**15.1**	-
Proceeds on disposal of other property, plant and equipment		**2.1**	1.1
Contributions by utility customers for extensions to plant		**25.7**	9.4
Non-current deferred electricity costs		**5.3**	(6.3)
Changes in non-cash working capital		**(19.9)**	(27.4)
Other		**(1.0)**	(0.4)
		(94.9)	(128.1)
Financing activities			
Issue of long term debt		**38.1**	44.6
Repayment of long term debt		**(0.6)**	(5.3)
Repayment of non-recourse long term debt		**(21.2)**	(19.9)
Net issue (purchase) of Class A shares by subsidiary		**(0.1)**	1.4
Net issue of Class I shares		**0.3**	1.3
Dividends paid to Class I and Class II share owners		**(12.3)**	(11.4)
Dividends paid to non-controlling interests		**(26.4)**	(25.8)
Changes in non-cash working capital		**0.8**	1.2
Other		**(0.2)**	(0.4)
		(21.6)	(14.3)
Foreign currency translation		**0.8**	(1.3)
Cash position [(1)]			
Increase		**153.0**	230.1
Beginning of period		**871.1**	749.7
End of period		**$1,024.1**	$ 979.8

[(1)] Cash position consists of cash and short term investments less current bank indebtedness, and includes $156.3 million (2005 - $136.2 million) which is only available for use in joint ventures (see Note 4).

ATCO

(Unaudited, Tabular amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2005 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2005.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2006 and March 31, 2005 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Gain on sale of property

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta. Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the three months ended March 31, 2006 by $11.7 million.

3. Regulatory matters

On March 17, 2006, ATCO Electric received a decision on its General Tariff Application for 2005 and 2006 which was filed with the Alberta Energy and Utilities Board ("AEUB") in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years. The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. In August 2005, the AEUB approved interim refundable rates which recognized only 28% of the increased operating costs and rate base additions requested in the original application. On January 27, 2006, ATCO Gas received an AEUB decision which did not materially change the earnings based on the 2005 interim rates. The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

4. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million, and a third distribution of £31.8 million (approximately $65.2 million) was received on January 19, 2006, of which the Corporation's share was $16.6 million. Income taxes of approximately $10.3 million relating to the second and third distributions will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the second quarter of 2006.

Based on the foreign currency exchange rate in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004 to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

5. Employee future benefits

In the three months ended March 31, 2006, net expense of $5.5 million (2005 – $2.5 million) was recognized for pension benefit plans and net expense of $1.3 million (2005 – $1.2 million) was recognized for other post employment benefit plans.

6. Class I and Class II shares

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class I Non-Voting and Class II Voting shares. The share split took the form of a stock dividend whereby share owners received one additional Class I Non-Voting share for each Class I Non-Voting share held as of the record date and one additional Class II Voting share for each Class II Voting share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

There were 53,048,846 (2005 – 52,944,160) Class I Non-Voting shares and 6,960,018 (2005 – 6,980,404) Class II Voting shares outstanding on March 31, 2006. In addition, there were 1,659,100 options to purchase Class I Non-Voting shares outstanding at March 31, 2006 under the Corporation's stock option plan. From April 1, 2006, to April 25, 2006, no stock options were granted or cancelled, 14,600 stock options were exercised and 6,500 Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2006	2005
Weighted average shares outstanding	**59,997,292**	59,877,350
Effect of dilutive stock options	**742,463**	731,512
Weighted average dilutive shares outstanding	**60,739,755**	60,608,862

7. Segmented information

Segmented results – Three months ended March 31

2006 2005	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
(Unaudited)							
Revenues – external	**$ 322.7** $ 428.1	**$ 200.4** $ 196.7	**$127.1** $130.6	**$ 81.5** $ 58.2	**$ 1.0** $ 1.0	**$ -** $ -	**$ 732.7** $ 814.6
Revenues – intersegment	**6.0** 4.1	**-** -	**27.0** 25.8	**-** -	**3.3** 3.1	**(36.3)** (33.0)	**-** -
Revenues	**$ 328.7** $ 432.2	**$ 200.4** $ 196.7	**$154.1** $156.4	**$ 81.5** $ 58.2	**$ 4.3** $ 4.1	**$ (36.3)** $ (33.0)	**$ 732.7** $ 814.6
Earnings attributable to Class I and Class II shares	**$ 20.9** $ 23.0	**$ 14.3** $ 12.1	**$ 11.9** $ 8.8	**$ 5.8** $ 4.2	**$ 11.4** $ (5.4)	**$ (1.3)** $ (0.1)	**$ 63.0** $ 42.6
Total assets	**$3,546.2** $3,400.4	**$2,423.6** $2,533.8	**$295.7** $296.2	**$262.7** $221.5	**$775.6** $677.7	**$202.0** $218.1	**$7,505.8** $7,347.7
Allocation of goodwill	**$ 46.5** $ 46.5	**$ 23.1** $ 23.1	**$ 1.6** $ 1.6	**$ -** $ -	**$ -** $ -	**$ -** $ -	**$ 71.2** $ 71.2

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

Printed in Canada

ATCO

FILE NO. 82-34745

ATCO GROUP

NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED

Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7623

April 26, 2006

ATCO LTD. REPORTS INCREASED FIRST QUARTER 2006 EARNINGS

CALGARY, Alberta – **ATCO Ltd. reported increased earnings for the three months ended March 31, 2006** of $63.0 million ($1.05 per share) including the $11.7 million after-tax gain on the sale of land located in downtown Calgary ("Gain on Sale of Property"). Earnings for the three months ended March 31, 2006, excluding the Gain on Sale of Property, were $51.3 million ($0.85 per share) compared to earnings for the same three months in 2005 of $42.6 million ($0.71 per share).

Earnings, excluding the Gain on Sale of Property, increased primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- decreased share appreciation rights expense due to lower share prices;
- higher natural gas storage earnings due to increased capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- improved prices for ATCO Power's U.K. merchant electricity.

This increase was partially offset by:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric Alberta Energy and Utilities Board ("AEUB") General Tariff Application Decision ("ATCO Electric Decision") related to 2005 earnings recorded in the first quarter of 2006; and
- warmer temperatures in ATCO Gas.

Revenues for the three months ended March 31, 2006, were $732.7 million compared to $814.6 million in 2005. This decrease was primarily due to:

- lower activity in ATCO Structures' operations in Europe; and
- reduced recoveries of natural gas costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Canada and the United States; and
- impact of customer rate increases resulting from the ATCO Electric Decision and the ATCO Gas General Rate Application Decision ("ATCO Gas Decision") received from the AEUB in the first quarter of 2006. The impact of the ATCO Electric Decision and the ATCO Gas Decision on the first quarter revenues are positive as ATCO Electric and ATCO Gas had lower rates for customers during the first quarter of 2005.

Cash flow from operations for the three months ended March 31, 2006, was $230.4 million compared to $247.0 million in 2005. This decrease was primarily due to the impact of the previously announced TXU Europe Settlement. This decrease was partially offset by increased earnings.

First Quarter Other Highlights Include:

- ATCO Structures Europe Inc. announced it will close its manufacturing facility in Budapest, Hungary.
- ATCO Gas received a decision from the Supreme Court of Canada that ATCO Gas is the sole owner of its assets. In its decision regarding the sale of property owned by the utility, the Supreme Court reiterated the important role of the AEUB to determine fair, equitable and reasonable rates for customers while balancing the property rights retained by owners, as recognized in a free market economy.
- ATCO Gas officially opened a new 55,000 square foot facility in Edmonton, which incorporates some of the most advanced equipment for testing and certifying natural gas detection and metering equipment.

ATCO Ltd.'s consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2006, are now available on ATCO Ltd.'s website (www.atco.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be mailed to those share owners who have requested such information on or about May 3, 2006.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502